UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form N-CSR ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

AIRSPAN NETWORKS HOLDINGS INC. Full Name of Registrant

Former Name if Applicable

777 Yamato Road, Suite 310
Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33431
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Airspan Networks Holdings Inc. (“Airspan” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K as of and for the year ended December 31, 2023 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, on March 31, 2024, the Company and certain of its direct and indirect subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 Cases are jointly administered under Case No. 24-10621.

Due to the considerable time and resources needed to address the ongoing Chapter 11 Cases, and the resulting diversion of the attention of the Company’s management and other personnel responsible for preparation of the Form 10-K, the Company will be unable to file the Annual Report within the extension period provided by Rule 12b-25 under the Securities and Exchange Act of 1934, as amended. In addition, due to liquidity issues in the first quarter of 2024, the Company’s management was not able to complete the audit of the Company’s financial statements for the year ended December 31, 2023.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

David Brant	(561) 893-8670
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three and twelve month periods ended December 31, 2023 differed significantly from its results of operations for the three and twelve month periods ended December 31, 2022 due to the significant adverse developments that occurred with respect to the Company’s business and liquidity, including events preceding the commencement of the Chapter 11 Cases.

The Company will begin to file monthly operating reports with the Bankruptcy Court related to periods subsequent to March 31, 2024. Bankruptcy Court filings and other documents related to the Chapter 11 Cases are available at a website maintained by the Company’s claims agent, Epiq Corporate Restructuring, LLC, at https://dm.epiq11.com/Airspan.

Airspan Networks Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	Airspan Networks Holdings Inc.

	By:	/s/ David Brant
		Name:	David Brant
		Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary

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